InBev

RECEIVED

2005 SEP 12 A

OFFICE OF ... CORPORATE ...

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

05011091

By courier

Leuven, September 2nd, 2005

Dear Madam,

Subject: ~~Interbrew S.~~ InBev S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

PROCESSED
SEP 12 2005
THOMSON FINANCIAL

Benoît Loore
Assistant Corporate Secretary

Enclosure: press release

dlw 9/12

Press Release

Brussels, september 2, 2005 - 1/1

InBev acquires 100% ownership of K.K.'s brewing activities in China

InBev S.A. (Euronext: INB) is pleased to announce that it has acquired the remaining 30% interest in K.K.'s brewing activities, located in the Zhejiang Province in China. This transaction enhances InBev's position in the province —where InBev holds a 50% market share— and represents a further step in InBev's move to consolidate and strengthen its position in China.

InBev acquired a 70% stake of the K.K. brewing activities in April 2003. The K.K. breweries are located in the city of Ningbo, 200 km south of Shanghai. KK is a leading brewer in the Province of Zhejiang and holds an 80% market share in the city of Ningbo, the second largest harbor in China, after Shanghai.

K.K.'s breweries have a capacity of 3 million hl and produced 2.7 million hl in 2004. The company's main brands are K® and Zizhulin®, the leading standard lagers, and the premium brands K.K.® and One Week®. K.K.'s brewing operations include two breweries in Ningbo and Zhoushan, and one bottling line in Yuyao.

The cost of acquiring 100% blended ownership of the company represents an EV/EBITDA multiple of 4.1x and an Enterprise Value per hectoliter capacity of 18.4 USD. The total consideration is 61.5 million USD.

"We are very pleased with obtaining 100% ownership of one of our largest and most profitable operations in China." said Brent Willis, InBev's Zone President Asia Pacific.

InBev focuses in China on the more affluent South Eastern provinces of Zhejiang, Guangdong, Hubei, Hunan, Hebei, Jiangsu and Shangdong. InBev's longstanding interaction with its Chinese partners has provided the company with strong local relationships and a good understanding of the Chinese beer market. InBev has been active in China since 1984, and is currently the country's third largest brewer.

Visit our website www.inbev.com for a map in InBev China's operations.

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, BRAHMA®, Beck's®, Skol®—the third-largest selling beer brand in the world—Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2004, InBev realized a net turnover of 8.57 billion euro (including four months of AmBev). For further information visit www.inbev.com.

Contact information

Marianne Amssoms
Corporate Media Relations Director
Tel: +32-16-27-67-11
E-mail: Marianne.amssoms@inbev.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-27-65-41
E-mail: patrick.verelst@inbev.com